NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

February 19, 2009

VIA EDGAR
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	Nitches, Inc.
Registration Statement on Form S-3
Filed August 21, 2007
File No. 333-145613

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nitches, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-145613), together with all exhibits thereto, initially filed on August 21, 2007 as subsequently amended (collectively, the “Registration Statement”).

     The Registration Statement related to the resale of shares by certain selling shareholders in a private placement transaction. This letter will serve to confirm that no shares of common stock of Nitches have been or will be issued or sold under the Registration Statement.

     Thank you for your assistance in this matter. Please call me at (858) 625-2633 or James Mercer of Sheppard Mullin Richter & Hampton LLP, counsel to Nitches, at (858) 720-8900 if you have any questions, or if I can be of any assistance.

Sincerely,

/s/ Paul M. Wyandt
Chief Financial Officer